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VIA EDGAR

Division of Corporation Finance

Office of Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Victor Cecco, Marc Thomas, Robert Arzonetti, Susan Block

Re:	Ategrity Specialty Holdings LLC
Registration Statement on Form S-1
Filed March 24, 2025
File No. 333-286059

Dear Mr. Thomas, Mr. Cecco, Mr. Arzonetti and Ms. Block:

On behalf of Ategrity Specialty Holdings LLC, a Delaware limited liability company (the “Company”), we are providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 10, 2025, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with an amendment (“Amendment No. 1”) to the Registration Statement, which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Registration Statement on Form S-1

Expense Ratio, page 67

1.	Please revise to include a detailed discussion which addresses and quantifies the changes and reasons for the changes in policy acquisition costs, and each of the individual operating and general expenses in each individual period presented.

April 15, 2025

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 70 accordingly.

Loss Ratio, page 67

2.	Please revise to provide a detailed discussion of the actual losses paid as well as the actuarial impact on the estimated losses on each type of insurance contract in the determination of the loss and loss adjustment expenses in each individual period presented.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 69 through 70 accordingly.

Results of Operations

Year ended December 31, 2024, compared to year ended December 31, 2023

Premiums, page 67

3.	Please revise, for each individual period presented, to discuss the gross and net premiums written and earned in each of the verticals in which you focus, specifically, Real Estate, Hospitality, Construction, and Retail.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 69 accordingly.

The Company respectfully advises the Staff that management of the Company analyzes the premiums the Company writes according to the key industry verticals in which the Company operates and believes presenting this additional information is useful to investors. The Company analyzes such premiums by the period in which the policy was initially written. If a policy is later modified in a subsequent period (e.g., by audit premium, endorsement, cancellation, etc.), the Company treats such premium amount as having been modified in the period in which such policy was initially written. The premiums that the Company presents by vertical accordingly are not directly comparable to GAAP gross written premiums. The Company views the presentation of premiums by vertical as additional operational information useful to investors, and not as an accounting metric. The Company does not track premiums by vertical on a net basis or on an earned basis. Accordingly, in its response to the Staff’s comment, the Company has provided a discussion of its premiums written for each of its Real Estate, Hospitality, Construction, and Retail verticals only on a gross basis, but it has not provided any separate disclosure or discussion of premiums on a net or earned basis.

Other Expenses, page 69

4.	Please disclose in MD&A the following information relating to your equity issuanes:

•	discussion of the significant factors, assumptions and methodologies used in determining fair value;

April 15, 2025

•	discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price;

•	the valuation alternative selected and, if applicable, the reason management chose not to obtain contemporaneous valuation by an unrelated valuation specialist; and

•	the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented in your registration statement.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 79 through 82 accordingly.

Financial Condition

Investment Portfolio, page 74

5.	Please revise to provide investment portfolio information for the 2023 fiscal period similar to the information provided for the 2024 fiscal period.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 77 through 78 accordingly.

Additionally we note that in response to Comment 15 in the Staff’s letter dated December 15, 2024, the Company filed both the Technology Transactions Agreement and the Utility Limited Partnership Agreement as Exhibits 10.11 and 10.12, respectively, to its Registration Statement on Form S-1 filed on March 24, 2025.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-1297 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,
/s/ Erika L. Weinberg
Erika L. Weinberg
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

April 15, 2025

Justin Cohen, Chief Executive Officer, Ategrity Specialty Holdings LLC

Marc D. Jaffe, Latham & Watkins LLP

Gary D. Boss, Latham & Watkins LLP

Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP

Elena M. Coyle, Skadden, Arps, Slate, Meagher & Flom LLP

Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP